SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2005
Commission File Number:  001-32229

Homex Development Corp.
(Translation of registrant’s name into English)

Andador Javier Mina 891-B
Colonia Centro Sinaloa
80200 Culiacán, Sinaloa, México

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

This report consists of a press release made by Homex Development Corp. with files information memorandum describing acquisition of Beta with the CNBV in Mexico. Attached hereto is a copy of the press release dated June 23, 2005.

Signature

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOMEX DEVELOPMENT CORP.

	By:	/s/ CLEOFAS HINOJOSA SAENZ

	Name:	Cleofas Hinojosa Saenz
	Title:	Chief Financial Officer

Date: June 23, 2005

Homex Files Information Memorandum Describing Acquisition of Beta With the CNBV

          CULIACAN, Mexico, June 23 /PRNewswire-FirstCall/ -- Desarrolladora Homex, S.A. de C.V. (NYSE: HXM) (BMV: HOMEX) (“Homex” or the “Company”) published in the Internet site of the Mexican Bolsa (BMV) an Information Memorandum (the “Document”) about the relevant corporate changes resulting from the acquisition of 53.00% of the equity of Controladora Casas Beta S.A. of C.V. (BETA) by Homex and the merger of Beta into Homex.

          The Document further describes the transaction and highlights the implied benefits and the terms of the transaction previously announced.

          Price and Multiples
          The transaction was structured based on a valuation of Beta which represents a 5.4x 2004 Enterprise Value to EBITDA (1) multiple and calculated based on Beta’s 2004 EBITDA using Homex’s accounting policies. This is highly accretive to Homex’s 11.3x 2004 Enterprise Value to EBITDA multiple, based on the 7 day average closing price prior to the date on which the Agreement was executed (April, 21, 2005), of P$44.41 per Homex share (ADR of US$24.19).The previously reported multiple of 4.5x considered Beta’s 2004 EBITDA based on Beta’s accounting policies.

          This adds value to Homex multiple of 11.6x times Enterprise Value to EBITDA based on the Homex’s closing price of P$46.66 (ADR of US$26.10) at June 22, 2005. The implicit Enterprise Value to EBITDA multiple considering twelve months ended March 31, 2005 of the combined entity would be 9.9x.

          Homex Becomes the Largest Homebuilder in Mexico
          The Company believes that the combined entity will be the largest homebuilder in Mexico in terms of operating profit and net income.  Once the acquisition is completed, Homex will also be one of the leading homebuilders in Mexico’s top four markets: Mexico City, Guadalajara, Monterrey and Tijuana.

          Combined Selected Financial Information as of the Resulting Entity
          The Document contains the Homex consolidated financial statements for each of the years ended December 31, 2004 and 2003 and the three-month periods ended March 31, 2005 and 2004, as well as a proforma column reflecting Beta’s consolidated financial statements for the years ended December 31, 2004 and 2003 and the three-month periods ended March 31, 2005 and 2004, adjusted to Homex’s accounting standards and in accordance with the generally accepted accounting standards in Mexico.

          These financial statements reflect all of the important aspects related to the financial situation of the Company and the derived adjustments from the Transaction once the merger has been completed. A summary of Beta’s main accounting policies that differ from those of Homex are presented in the Document.

          The expected operating results for 2005 from the combined entity will represent an increase in the estimated results announced by Homex at the beginning of the year. The new estimated results for 2005 will be announced after the Transaction is completed.

          Propels Growth and Profitability:
          The Transaction will enable Homex to consolidate its growth based upon an expanded operating presence, increase land reserve and incorporate into the Company an experienced management team.

          Ease of Integration:
          The management teams of Homex and Beta enjoy excellent, longstanding relationships. Once the transaction is completed, a number of key Beta employees will become part of Homex’s senior management team.

          New Paradigm:
          The Transaction sets a new standard through the use of an internationally traded stock as a component of the acquisition currency. This is a first for the Mexican homebuilding industry.

          Financing the Transaction
          The acquisition of Beta involves the purchase of 53.00% of Beta’s shares for P$1,102.4 million (US$98.4 million) in cash, followed by a merger of Beta into Homex. The Company will issue approximately 22.0 million shares valued at approximately P$977.6 million (US$87.3 million) to Beta shareholders in connection with the acquisition. The new shares to be issued as a result of the merger do not require a rights offering under Mexican law. Beta shareholders are expected to own approximately 6.55% of Homex after the merger. The new shares will be subject to a three month lock-up and afterwards the Beta shareholders will be subject to usual trading restrictions mandated by the Securities and Exchange Commission (SEC), plus the Securities and Banking Commission in Mexico (CNBV) regulations regarding affiliates and/or holders of inside information.

          Homex is currently well advanced in the process of securing medium term debt to finance the acquisition at attractive terms and conditions.

          Timetable
          The Company has received the approval of the Board of Directors to finalize the transaction. Due Diligence has been completed and the findings of the process have been reflected in the final valuation.  At the end of June, both companies will conduct Extraordinary Shareholders Meetings to approve the merger which will become effective on July 1, 2005. The Comision Federal de Competencia (Mexican Antitrust Commission) has already approved the transaction and creditor approval process is expected to be completed before the Shareholder’s Meeting.

          The Document (Information Memorandum) and the Homex 2004 Annual report can be found at the Homex web site, http://www.homex.com.mx (a convenience translation into English of the Document will be available on Friday, June 24, 2005, in the Company’s web site).

          About Homex
          Desarrolladora Homex, S.A. de C.V. is a leading, vertically-integrated home development company focused on affordable-entry level and middle-income housing in Mexico. It is one of the most geographically diverse home builders in the country. Homex is the fastest growing of the publicly listed home builders in Mexico, based on the increase in number of homes sold, revenues and net income.

          About Beta
          Beta is a home development company in Mexico founded in 1997, focused primarily on the affordable-entry level and middle-income segments. Beta’s operations are concentrated in the metropolitan areas of Mexico City, Monterrey and Tijuana, where it is the second largest homebuilder based on homes sold in 2004.

          For additional corporate information please visit the Company’s web site at: http://www.homex.com.mx

          Desarrolladora Homex, S.A. de C.V. press releases and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates, and intentions expressed in such forward-looking statements.  These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand, and competition. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

          (1) EBITDA is defined as net income plus depreciation and amortization, net comprehensive financing cost and income tax expense and employee statutory profit sharing expense.

          Investor Contact
          investor.relations@homex.com.mx

          Carlos J. Moctezuma
          Head of Investor Relations
          +011-5266-7758-5838
          cmoctezuma@homex.com.mx

SOURCE  Desarrolladora Homex, S.A. de C.V.
          -0-                                          06/23/2005
          /CONTACT:  Carlos J. Moctezuma, Head of Investor Relations of Desarrolladora Homex, +011-5266-7758-5838, or cmoctezuma@homex.com.mx or investor.relations@homex.com.mx /
          /Web site:  http://www.homex.com.mx /